Exhibit 99.1

Jupai Reports Second Quarter 2020 Results

SHANGHAI — August 7, 2020 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2020.

SECOND QUARTER AND FIRST HALF 2020 FINANCIAL HIGHLIGHTS

•                           Net revenues in the second quarter of 2020 were RMB108.4 million (US$115.3 million), a decrease of 41.7% from the corresponding period in 2019. For the first half of 2020, net revenues were RMB205.0 million (US$29.0 million), a decrease of 56.1% from the same period in 2019.

For the quarter ended June 30 (RMB ‘000, except percentages)	Q2 2019	Q2 2019%	Q2 2020	Q2 2020%	YoY Change %
One-time commissions	86,510	46.5%	47,785	44.0%	-44.8%
Recurring management fees	67,756	36.5%	32,697	30.2%	-51.7%
Recurring service fees	31,603	17.0%	27,955	25.8%	-11.5%
Other service fees	—	—	—	—	—
Total net revenues	185,869	100.0%	108,437	100.0%	-41.7%

For the six months ended June 30 (RMB ‘000, except percentages)	H1 2019	H1 2019%	H1 2020	H1 2020%	YoY Change %
One-time commissions	145,141	31.0%	87,282	42.6%	-39.9%
Recurring management fees	259,978	55.7%	57,990	28.3%	-77.7%
Recurring service fees	47,893	10.3%	59,753	29.1%	24.8%
Other service fees	13,904	3.0%	—	—	-100.0%
Total net revenues	466,916	100.0%	205,025	100.0%	-56.1%

•                           Loss from operations in the second quarter of 2020 was RMB13.9 million (US$2.0 million), a decrease of 74.8% from the corresponding period in 2019. For the first half of 2020, loss from operations was RMB26.1 million (US$3.7 million), a decrease of 61.1% from the same period in 2019.

•                           Net loss attributable to ordinary shareholders in the second quarter of 2020 was RMB10.5 million (US$1.5 million), as compared to RMB61.0 million from the corresponding period in 2019. For the first half of 2020, net loss attributable to ordinary shareholders was RMB30.4 million (US$4.3 million), as compared to RMB86.6 million from the same period in 2019.

•                           Adjusted net loss attributable to ordinary shareholders (non-GAAP2) in the second quarter of 2020 was RMB10.1 million (US$1.4 million), as compared to RMB58.6 million from the corresponding period in 2019. For the first half of 2020, non-GAAP net loss attributable to ordinary shareholders was RMB27.3 million (US$3.9 million), as compared to RMB81.3 million from the same period in 2019.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on June 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB7.0651 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

SECOND QUARTER AND FIRST HALF 2020 OPERATIONAL UPDATES

•                           Total number of active clients3 during the second quarter of 2020 was 701, as compared to 1,039 active clients during the second quarter of 2019.

•                           The aggregate value of wealth management products distributed by the Company during the second quarter of 2020 was RMB1.9 billion (US$0.3 billion), a 24.3% decrease from the corresponding period in 2019. For the first half of 2020, the aggregate value of wealth management products distributed by the Company was RMB3.3 billion (US$0.5 billion), a 36.8% decrease from the corresponding period in 2019.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
Product type	June 30, 2019		June 30, 2020		June 30, 2019		June 30, 2020
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	1,825	73%	1,212	64%	3,733	71%	2,183	65%
Private equity products	376	15%	413	22%	961	18%	625	19%
Secondary market equity fund products	70	3%	248	13%	122	2%	454	14%
Other products	222	9%	14	1%	460	9%	73	2%
All products	2,493	100%	1,887	100%	5,276	100%	3,335	100%

•                           Jupai’s coverage network as of June 30, 2020 included 36 client centers covering 34 cities, as compared to 61 client centers covering 45 cities as of June 30, 2019.

•                           Total assets under management4 as of June 30, 2020 were RMB37.6 billion (US$5.3 billion), a 20.0% decrease from June 30, 2019.

3  “Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

Assets under management — breakdown by product type

	As of
Product type	June 30, 2019		June 30, 2020
	(RMB in millions, except percentages)
Fixed income products	16,482	35%	11,949	32%
Private equity products	28,331	60%	23,453	62%
Secondary market equity fund products	945	2%	954	3%
Other products	1,214	3%	1,211	3%
All products	46,972	100%	37,567	100%

“Jupai’s bottom line improved sequentially in the second quarter, as our effective cost control measures helped to offset the market challenges created by ongoing investor caution during the economic recovery following the outbreak of COVID-19,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We remain confident in the long-term outlook for Jupai and China’s wealth management industry and will continue to focus on controlling costs, providing high-quality products, and optimizing our risk control system.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Our total operating cost and expenses in the second quarter declined by 49.2% compared with the same period last year while cost of revenues decreased by 42.7%. This is mainly attributable to our continuous efforts to control costs, which we expect will help to further improve our bottom-line and enhance operating efficiencies in the coming quarters.”

SECOND QUARTER AND FIRST HALF 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2020 were RMB108.4 million (US$15.3 million), a 41.7% decrease from the corresponding period in 2019, primarily due to decreases in one-time commissions and recurring management fees. Net revenues were RMB205.0 million (US$29.0 million) for the first half of 2020, a decrease of 56.1% from the same period in 2019.

•                           Net revenues from one-time commissions for the second quarter of 2020 were RMB47.8 million (US$6.8 million), a 44.8% decrease from the corresponding period in 2019, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the first half of 2020, net revenues from one-time commissions were RMB87.3 million (US$12.4 million), a decrease of 39.9% from the same period in 2019.

•                           Net revenues from recurring management fees for the second quarter of 2020 were RMB32.7 million (US$4.6 million), a 51.7% decrease from the corresponding period in 2019, primarily due to the decrease in the value of assets under management. RMB5.4 million (US$0.8 million) and RMB11.1 million carried interest was recognized as part of Jupai’s recurring management fees in the second quarter of 2020 and 2019, respectively. For the first half of 2020, net revenues from recurring management fees were RMB58.0 million (US$8.2 million), a 77.7% decrease from the same period in 2019. RMB5.5 million (US$0.8 million) and RMB138.5 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2020 and 2019, respectively.

•                           Net revenues from recurring service fees for the second quarter of 2020 were RMB28.0 million (US$4.0 million), an 11.5% decrease from the corresponding period in 2019, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB1.5 million (US$0.2 million) and nil variable performance fees in the second quarter of 2020 and 2019, respectively. For the first half of 2020, net revenues from recurring service fees were RMB59.8 million (US$8.5 million), a 24.8% increase from the same period in 2019. The Company recognized RMB2.0 million (US$0.3 million) and nil variable performance fees for the first half of 2020 and 2019, respectively.

•                           Net revenues from other service fees for the second quarter of 2020 were nil, the same as the corresponding period in 2019. For the first half of 2020, net revenues from other service fees were nil, as compared to RMB13.9 million from the same period in 2019.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2020 were RMB122.4 million (US$17.3 million), a decrease of 49.2% from the corresponding period in 2019. For the first half of 2020, operating costs and expenses were RMB231.1 million (US$32.7 million), a decrease of 56.7% from the same period in 2019.

•                           Cost of revenues for the second quarter of 2020 was RMB62.1 million (US$8.8 million), a decrease of 42.7% from the corresponding period in 2019, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and the cost control measures the Company adopted. For the first half of 2020, cost of revenues was RMB124.1 million (US$17.6 million), a decrease of 56.4% from the same period in 2019.

•                           Selling expenses for the second quarter of 2020 were RMB24.1 million (US$3.4 million), a decrease of 51.0% from the corresponding period in 2019, primarily due to the decrease in marketing and promotion expenses as a result of cost control and the decrease in revenues. For the first half of 2020, selling expenses were RMB44.0 million (US$6.2 million), a decrease of 57.4% from the same period in 2019.

•                           General and administrative expenses for the second quarter of 2020 were RMB42.7 million (US$6.0 million), a decrease of 52.0% from the corresponding period in 2019, mainly due to the cost control measures the Company adopted. For the first half of 2020, general and administrative expenses were RMB78.0 million (US$11.0 million), a decrease of 48.6% from the same period in 2019.

•                           Other operating income (government subsidies) received by the Company for the second quarter of 2020 was RMB6.6 million (US$0.9 million), an increase of 17.1% from the corresponding period in 2019. For the first half of 2020, other operating income were RMB15.1 million (US$2.1 million), an increase of 169.2% from the same period in 2019. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the second quarter of 2020 was -12.8%, as compared to -29.7% for the corresponding period in 2019. For the first half of 2020, operating margin was -12.7%, compared to -14.3% for the same period in 2019.

Income tax benefits for the second quarter of 2020 were RMB1.4 million (US$0.2 million), as compared to income tax expenses of RMB7.6 million for the corresponding period in 2019, primarily due to taxable losses for the second quarter of 2020. For the first half of 2020, income tax expenses were RMB11.3 million (US$1.6 million), a decrease of 50.4% from the same period in 2019.

Net Loss

•                           Net Loss

•                           Net loss attributable to ordinary shareholders for the second quarter of 2020 was RMB10.5 million (US$1.5 million), as compared to RMB61.0 million from the corresponding period in 2019. For the first half of 2020, net loss attributable to ordinary shareholders was RMB30.4 million (US$4.3 million), as compared to RMB86.6 million from the same period in 2019.

•                           Net margin attributable to ordinary shareholders for the second quarter of 2020 was -9.7%, as compared to -32.8% from the corresponding period in 2019. For the first half of 2020, net margin attributable to ordinary shareholders was -14.8%, compared to -18.6% for the same period in 2019.

•                           Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the second quarter of 2020 was RMB0.31 (US$0.04) and RMB0.31 (US$0.04), respectively, as compared to RMB1.82 and RMB1.82, respectively, from the corresponding period in 2019. For the first half of 2020, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB0.91 (US$0.13) and RMB0.91 (US$0.13), respectively, as compared to RMB2.58 and RMB2.58, respectively, for the same period in 2019.

•                           Adjusted Net Loss (non-GAAP)

•                           Adjusted net loss attributable to ordinary shareholders (non-GAAP) for the second quarter of 2020 was RMB10.1 million (US$1.4 million), as compared to RMB58.6 million from the corresponding period in 2019. For the first half of 2020, non-GAAP net loss attributable to ordinary shareholders was RMB27.3 million (US$3.9 million), as compared to RMB81.3 million from the same period in 2019.

•                           Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the second quarter of 2020 was -9.4%, as compared to -31.5% from the corresponding period in 2019. For the first half of 2020, non-GAAP net margin attributable to ordinary shareholders was -13.3%, as compared to -17.4% for the same period in 2019.

•                           Adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) for the second quarter of 2020 was RMB0.30 (US$0.04), as compared to RMB1.74 from the corresponding period in 2019. For the first half of 2020, non-GAAP net loss attributable to ordinary shareholders per diluted ADS was RMB0.81 (US$0.11), as compared to RMB2.42 for the same period in 2019.

Repurchase of Shares

As of July 31, 2020, we had repurchased 320,351 ADSs as part of the share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$348,423, inclusive of transaction charges.

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had RMB708.6 million (US$100.3 million) in cash, cash equivalents and restricted cash, as compared to RMB712.3 million as of December 31, 2019.

Net cash provided by operating activities during the second quarter of 2020 was RMB41.8 million (US$5.9 million). For the first half of 2020, net cash provided by operating activities was RMB20.6 million (US$2.9 million).

Net cash used in investing activities during the second quarter of 2020 was RMB15.2 million (US$2.2 million). For the first half of 2020, net cash used in investing activities was RMB17.2 million (US$2.4 million).

Net cash used in financing activities during the second quarter of 2020 was nil. For the first half of 2020, net cash used in financing activities was RMB7.1 million (US$1.0 million).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on August 7, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/1172631

A replay of the conference call may be accessed by phone at the following number until August 13, 2020:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	1172631

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	711,205,698	707,516,151	100,142,411
Restricted cash	1,100,000	1,100,000	155,695
Accounts receivable	—	87,518	12,387
Other receivables	14,125,535	34,670,219	4,907,251
Amounts due from related parties	95,193,003	43,541,114	6,162,845
Other current assets	4,984,541	24,186,127	3,423,324
Total current assets	826,608,777	811,101,129	114,803,913
Long-term investments	228,950,000	228,950,000	32,405,769
Investment in affiliates	107,541,000	103,045,782	14,585,184
Amounts due from related parties — non-current	229,117,743	229,205,547	32,441,940
Property and equipment, net	27,834,760	22,423,931	3,173,901
Intangible assets, net	38,250,479	36,033,002	5,100,140
Other non-current assets	17,886,020	15,373,685	2,176,005
Right-of-use assets	68,950,101	50,790,590	7,188,941
Deferred tax assets	4,608,063	3,800,365	537,907
Total Assets	1,549,746,943	1,500,724,031	212,413,700

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	58,318,063	59,601,231	8,436,007
Income tax payable	82,800,208	95,482,256	13,514,636
Other tax payable	695,081	16,956,190	2,399,993
Amounts due to related parties — current	19,439,664	19,225,850	2,721,242
Deferred revenue from related parties	42,053,959	16,126,895	2,282,614
Deferred revenue	35,674,503	36,508,979	5,167,511
Other current liabilities	78,201,072	58,748,336	8,315,287
Total current liabilities	317,182,550	302,649,737	42,837,290
Deferred revenue — non-current from related parties	4,917,845	12,401,239	1,755,281
Deferred revenue — non-current	311,651	1,456,651	206,176
Operating Lease Liabilities — non-current	28,518,789	16,945,897	2,398,536
Total Liabilities	350,930,835	333,453,524	47,197,283
Equity	1,198,816,108	1,167,270,507	165,216,417
Total Liabilities and Total Shareholders’ Equity	1,549,746,943	1,500,724,031	212,413,700

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Revenues
Third party revenues	103,698,922	60,315,581	8,537,117
Related party revenues	84,003,914	48,516,559	6,867,073
Total revenues	187,702,836	108,832,140	15,404,190
Taxes and surcharges	(1,833,461)	(394,816)	(55,883)
Net revenues	185,869,375	108,437,324	15,348,307

Operating costs and expenses:
Cost of revenues	(108,523,737)	(62,142,218)	(8,795,660)
Selling expenses	(49,210,902)	(24,116,445)	(3,413,461)
General and administrative expenses	(88,926,531)	(42,685,599)	(6,041,754)
Other operating income — government subsidies	5,621,863	6,583,956	931,898
Total operating cost and expenses	(241,039,307)	(122,360,306)	(17,318,977)
Loss from operations	(55,169,932)	(13,922,982)	(1,970,670)

Interest income	1,882,685	1,449,615	205,180
Investment income	437,815	822,468	116,413
Other income	267,801	1,404,064	198,732
Total other income	2,588,301	3,676,147	520,325
Loss before taxes and loss from equity in affiliates	(52,581,631)	(10,246,835)	(1,450,345)
Income tax (expense) benefit	(7,616,808)	1,352,337	191,411
Loss from equity in affiliates	(3,126,633)	(2,182,693)	(308,940)
Net loss	(63,325,072)	(11,077,191)	(1,567,874)
Net loss attributable to non-controlling interests	2,280,249	585,148	82,822
Net loss attributable to ordinary shareholders	(61,044,823)	(10,492,043)	(1,485,052)

Net loss per ADS:
Basic	(1.82)	(0.31)	(0.04)
Diluted	(1.82)	(0.31)	(0.04)
Weighted average number of ADSs used in computation:
Basic	33,622,879	33,446,631	33,446,631
Diluted	33,622,879	33,446,631	33,446,631

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Six months ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Revenues
Third party revenues	180,086,252	122,648,763	17,359,806
Related party revenues	289,830,779	82,923,125	11,737,007
Total revenues	469,917,031	205,571,888	29,096,813
Taxes and surcharges	(3,001,274)	(547,298)	(77,465)
Net revenues	466,915,757	205,024,590	29,019,348

Operating costs and expenses:
Cost of revenues	(284,401,407)	(124,138,835)	(17,570,712)
Selling expenses	(103,450,371)	(44,040,167)	(6,233,481)
General and administrative expenses	(151,686,377)	(78,033,680)	(11,044,951)
Other operating income — government subsidies	5,621,863	15,133,115	2,141,953
Total operating cost and expenses	(533,916,292)	(231,079,567)	(32,707,191)
Loss from operations	(67,000,535)	(26,054,977)	(3,687,843)

Interest income	3,352,100	2,629,620	372,199
Investment income	2,282,310	1,797,173	254,373
Other income	2,338,093	1,788,176	253,100
Total other income	7,972,503	6,214,969	879,672
Loss before taxes and loss from equity in affiliates	(59,028,032)	(19,840,008)	(2,808,171)
Income tax expense	(22,810,960)	(11,317,882)	(1,601,942)
Loss from equity in affiliates	(5,122,363)	(4,495,218)	(636,257)
Net loss	(86,961,355)	(35,653,108)	(5,046,370)
Net loss attributable to non-controlling interests	324,176	5,268,069	745,647
Net loss attributable to ordinary shareholders	(86,637,179)	(30,385,039)	(4,300,723)

Net loss per ADS:
Basic	(2.58)	(0.91)	(0.13)
Diluted	(2.58)	(0.91)	(0.13)
Weighted average number of ADSs used in computation:
Basic	33,608,973	33,564,331	33,564,331
Diluted	33,608,973	33,564,331	33,564,331

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(63,325,072)	(11,077,191)	(1,567,874)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	4,773,399	(224,131)	(31,724)
Other comprehensive income (loss)	4,773,399	(224,131)	(31,724)
Comprehensive loss	(58,551,673)	(11,301,322)	(1,599,598)
Less: Comprehensive loss attributable to non-controlling interests	(1,851,899)	(585,728)	(82,904)
Comprehensive loss attributable to ordinary shareholders	(56,699,774)	(10,715,594)	(1,516,694)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Six months ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(86,961,355)	(35,653,108)	(5,046,370)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	274,663	3,526,632	499,162
Other comprehensive income	274,663	3,526,632	499,162
Comprehensive loss	(86,686,692)	(32,126,476)	(4,547,208)
Less: Comprehensive loss attributable to non-controlling interests	(321,568)	(5,305,872)	(750,998)
Comprehensive loss attributable to ordinary shareholders	(86,365,124)	(26,820,604)	(3,796,210)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	June 30,	June 30,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-32.8%	-9.7%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-31.5%	-9.4%

Net loss attributable to ordinary shareholders	(61,044,823)	(10,492,043)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended June 30, 2019 and 2020)	2,417,224	347,229
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(58,627,599)	(10,144,814)

Net loss attributable to ordinary shareholders per ADS, diluted	(1.82)	(0.31)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(1.74)	(0.30)

Weighted average number of ADSs used in computation:
Diluted	33,622,879	33,446,631

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Six months ended
	June 30,	June 30,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-18.6%	-14.8%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-17.4%	-13.3%

Net loss attributable to ordinary shareholders	(86,637,179)	(30,385,039)
Adjustment for share-based compensation (net of tax effect of nil for both six months ended June 30, 2019 and 2020)	4,785,264	3,048,042
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB196,316 and nil for six months ended June 30, 2019 and 2020, respectively)	588,954	—
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(81,262,961)	(27,336,997)

Net loss attributable to ordinary shareholders per ADS, diluted	(2.58)	(0.91)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(2.42)	(0.81)

Weighted average number of ADSs used in computation:
Diluted	33,608,973	33,564,331